Exhibit 1

For Immediate Release

Pointer Telocation to Present at the
LD Micro Conference in Los Angeles

Rosh HaAyin, Israel, November 18, 2013 Pointer Telocation Ltd. (Nasdaq CM: PNTR), a leading developer, manufacturer and operator of Mobile Resource Management (MRM) and roadside assistance services for the automotive industry, announced today that Mr. David Mahlab, CEO, will be presenting at the LD Micro 6th Annual Conference. The three-day event will host 235 micro-cap companies at the Luxe Sunset Boulevard Hotel in Bel Air, Los Angeles, California.

The presentation is scheduled for Tuesday, December 3rd, 2013 at 12:30pm PST / 3:30pm EST.

The presentation will also be webcast live at a link from the investor relations section of Pointer’s website at www.pointer.com

At the conferences there will be an opportunity for investors to meet one-on-one with Mr. Mahlab. Interested investors should contact either the conference organizer or the Investor Relations team at Pointer at pointer@ccgisrael.com

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in more than 45 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Contact
Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, CCG Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@ccgisrael.com